FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

VOLVO CORPORATION
(Translation of Registrant's Name Into English)

VOLVO CORPORATION
S-405 08 GÖTEBORG
Sweden
(Address of principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Enclosure: Truck deliveries – May 2002

VOLVO

AB Volvo

Press Information

TRUCK DELIVERIES - MAY 2002

Deliveries from Volvo's truck operations, which includes Volvo Trucks, Mack Trucks Inc., and Renault Trucks increased by 8% for the month of May, compared with the same month last year. On a year-to-date basis, deliveries amounted to 62,064 trucks compared with 68,738 trucks for the same period last year, a decrease of 10 %. In Europe, deliveries declined by 11 % to 38,989, and 14,183 trucks were delivered in North America, which is 14 % less compared with the same period last year. However, the order intake improved during the first five months.

”It is satisfying to see that the order intake continues to develop well. This year all three brands have had higher order intake compared with last year. This development is supported by a strong performance in Asia and Eastern Europe. A contributing factor is also the improved order intake in North America in connection to the introduction of new emissions regulations in October this year” says Volvo's CEO, Leif Johansson.

On a 12-month rolling basis, order intake for the truck brands was at the same level as last year, with North America down 16% and Europe up 5%.

Deliveries by market area:

Delivered Units	Year-to-Date		Change
Volvo Group	**2002**	**2001**	
Europe	38,989	43,986	-11%
Western Europe	36,044	41,105	-12%
Eastern Europe	2,945	2,881	2%
North America	14,183	16,475	-14%
South America	2,078	2,495	-17%
Asia	2,972	2,086	42%
Other markets	3,842	3,696	4%
Total Volvo Group	**62,064**	**68,738**	**-10%**

AB Volvo (publ)
SE-405 08 Göteborg
Sweden

Telephone
+46-31-66 11 27

WWW
http://www.volvo.com

Mack Trucks Inc.

Deliveries from Mack Trucks, Inc. through May were down 17% compared with the same period last year.

Order intake continued to be strong through most of May, but commercial activity slowed late in the month as truck manufacturers (including Mack) began to confirm that production slots for trucks with pre-EPA '02 engines were no longer available.

Deliveries by market area:

Delivered Units	Year-to-Date		Change
Mack Trucks Inc.	**2002**	**2001**	
North America	8,750	10,561	-17%
South America	303	435	-30%
Asia	4	3	33%
Other markets	356	312	14%
Total Mack Trucks Inc.	**9,413**	**11,311**	**-17%**

Renault Trucks

The sales volumes of Renault Trucks are still following the overall market in Western Europe. The strong development in Eastern Europe continues and the overall sales of Renault Magnum continue to increase along with its order intake.

Deliveries by market area:

Delivered Units	Year-to-Date		Change
Renault Trucks	**2002**	**2001**	
Europe	24,595	25,384	-3%
Western Europe	23,251	24,227	-4%
Eastern Europe	1,344	1,157	16%
Asia	125	230	-46%
Other markets	2,274	2,543	-11%
Total Renault Trucks	**26,994**	**28,157**	**-4%**

Volvo Trucks

The change-over of the production of the new Volvo FH and Volvo FM has been completed. The order intake is well above expectations and production is now running at full speed in Europe. The focus is now to further increase the production efficiency, to meet the very strong demand from the market.

Deliveries by market area:

Delivered Units	**Year-to-Date**		**Change**
Volvo Trucks	**2002**	**2001**	
Europe	14,394	18,602	-23%
Western Europe	12,793	16,878	-24%
Eastern Europe	1,601	1,724	-7%
North America	5,433	5,914	-8%
South America	1,775	2,060	-14%
Asia	2,843	1,853	53%
Other markets	1,212	841	44%
Total Volvo Trucks	**25,657**	**29,270**	**-12%**

June 24, 2002

For further information, please contact:

Bernard Lancelot, Renault Trucks, +33 4 72 96 27 59

Bob Martin, Mack Trucks, Inc. +1 (610) 709-2670

Claes Claeson, Volvo Truck Corporation, +46 31 66 39 08, 0708-36 39 08

VOLVO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKTIEBOLAGET VOLVO (publ)

Date:

By: ____________________
Eva Persson
Senior Vice President
General Counsel

By: ____________________
Stefan Johnsson
Senior Vice President
Chief Financial Officer

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